Laurie Dee

+1.714.830.0679

laurie.dee@morganlewis.com

August 31, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	City National Rochdale Funds (filing relates to the City National Rochdale Intermediate Fixed Income Fund, City National Rochdale Fixed Income Opportunities Fund, and City National Rochdale Equity Income Fund (each, a “Fund” and collectively, the “Funds”)) (File Nos. 333–16093 and 811–07923)

Ladies and Gentlemen:

This letter summarizes the comments provided to me as a representative of City National Rochdale Funds (the “Registrant”) by Mr. Daniel Greenspan of the staff of the U.S. Securities and Exchange Commission (the “Commission”) by telephone on July 19, 2022, regarding Post-Effective Amendment Number 95 to Registrant’s Form N-1A registration statement under the Securities Act of 1933, as amended (Amendment Number 96 under the Investment Company Act of 1940, as amended (the “1940 Act”)). Responses to all of the comments are included below and, as appropriate, will be reflected in a Post-Effective Amendment to the Funds’ registration statement (the “Amendment”), which will be filed separately.

1.	Comment: The Fee Table for each Fund that is adding Servicing Class shares includes a footnote indicating that “Other Fund Expenses” are based on estimates. Please explain supplementally why the use of estimates, rather than actual fees, is necessary. To the extent that there are any notable distinctions that would cause the “Other Fund Expenses” of Servicing Class shares to differ from those of the existing share classes, please explain.

Response: The Fee Tables for the Funds include “Other Fund Expenses” that are estimated because the Servicing Class shares are new and have no actual history. There are no notable distinctions that would cause “Other Fund Expenses” for the new Servicing Class shares to materially differ from those of the Funds’ existing share classes.

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U.S. Securities and Exchange Commission

August 31, 2022

2.	Comment (A): The principal investment strategies for the City National Rochdale Fixed Income Opportunities Fund disclose that the Fund may invest up to 15% of its net assets in life insurance policies. Disclose any restrictions on the percentage of assets that may be held or derived from the policies of a single insurance company. If there are no such restrictions, please state this. If there is such a restriction, please state whether such restriction applies to life insurance policies only, or to all policies of the insurance company.

Response (A): The Registrant confirms that there are no restrictions on the percentage of the Fund’s net assets that may be held or derived from the life insurance policies of a single insurance company. The Registrant has revised the disclosure as follows:

“The Fund may also invest up to 15% of its net assets in life insurance policies (“Policies”) and interests related thereto purchased through life settlement transactions. There are no restrictions on the percentage of the Fund’s net assets that may be held or derived from the life insurance policies of a single insurance company.”

Comment (B): Please advise the Commission staff what confidential information the Fund receives about each underlying insured, and whether each insured consents to or is required to consent to the dissemination of such information by the Fund.

Response (B): The Registrant confirms that the Fund receives medical updates about the insureds, when available, and that each of the insureds has consented to the Fund receiving such information. The Registrant also confirms that the Fund does not further disseminate any such information about the insureds.

Comment (C): Please confirm that the operations of the Fund and its wholly-owned subsidiary (the “Irish Subsidiary”), with respect to their investments in life insurance policies, are consistent with the laws and regulations of the states in which the Fund does business. Please state whether the Fund has or needs written approvals from relevant state agencies with respect to such investments. If so, such approvals would be material and should be filed as an exhibit to the registration statement.

Response (C): To the best of the Registrant’s knowledge, the operations of the Fund and the Irish Subsidiary, with respect to their investments in life insurance policies, are consistent with the laws and regulations of the states in which the Fund does business. To the best of the Registrant’s knowledge, the Fund does not need written approvals from relevant state agencies with respect to its investments in life insurance policies.

3.	Comment (A): With respect to the Irish Subsidiary, please disclose the following in the City National Rochdale Fixed Income Opportunities Fund’s prospectus:

(i) that the Fund complies with Section 8 of the 1940 Act (which relates to the Fund’s fundamental investment policies) on an aggregate basis with the Irish Subsidiary;

U.S. Securities and Exchange Commission

August 31, 2022

(ii) that the Fund complies with Section 18 of the 1940 Act on an aggregate basis with the Irish Subsidiary (so that in effect, the Fund treats the Irish Subsidiary’s debt as its own for purposes of Section 18);

(iii) that the investment advisory agreement with the Irish Subsidiary complies with Section 15 of the 1940 Act as if the investment adviser to the Irish Subsidiary were an adviser to the Fund;

(iv) that the Irish Subsidiary complies with Section 17 of the 1940 Act (with respect to affiliated transactions and custody); and

(v) to the extent applicable, that the investment restrictions of the Fund and the Irish Subsidiary (as disclosed in the principal investment strategies and principal risk disclosures of the Fund) are considered in the aggregate.

Response (A): The Registrant has added the following to the Fund’s prospectus:

“The Fund complies with the provisions of the 1940 Act, including those relating to investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Irish Subsidiary, and the Irish Subsidiary complies with the provisions relating to affiliated transactions and custody (Section 17). The investment restrictions of the Fund and the Irish Subsidiary, as disclosed in the Fund’s principal investment strategies and risks, are considered in the aggregate. The investment advisory agreement with the Irish Subsidiary complies with Section 15 of the 1940 Act as if the investment adviser to the Irish Subsidiary were the investment adviser to the Fund.”

Comment (B): Confirm in correspondence that the Irish Subsidiary and its board of directors agree to inspection by the Commission staff of the Irish Subsidiary’s books and records maintained in accordance with Section 31 of the 1940 Act.

Response (B): The Registrant so confirms.

Comment (C): Confirm in correspondence that the Irish Subsidiary and its board of directors have or will agree to designate an agent for service of process in the United States.

Response (C): The Registrant so confirms.

Comment (D): Disclose that the Irish Subsidiary’s management fee, any performance fee, and expenses will be included in the Fund’s fee table.

Response (D): The Registrant confirms that City National Rochdale, LLC (the “Adviser”), the investment adviser to the Irish Subsidiary and the Fund, is not paid a separate management fee or any performance fees, for its services with respect to the Irish Subsidiary. The Registrant also confirms that the expenses of the Irish Subsidiary are consolidated into the expenses of the Fund. The Registrant has added the following disclosure to the prospectus:

U.S. Securities and Exchange Commission

August 31, 2022

“The Adviser does not receive a separate management fee, or any performance fees, for its services with respect to the Irish Subsidiary. The expenses of the Irish Subsidiary are consolidated into the expenses of the Fixed Income Opportunities Fund.”

Comment (E): Please acknowledge in correspondence that the Irish Subsidiary’s investment advisory agreement is a material agreement that is included as an exhibit to the registration statement.

Response (E): The Registrant so acknowledges.

Comment (F): Please disclose, if true, that the Fund does not currently intend to create or acquire primary control of any entity which engages in investment activities or invests in securities or other assets, other than entities that are wholly-owned by the Fund.

Response (F): The Registrant notes that, in response to a change in Irish tax law, a potential restructuring of the Irish subsidiary is being actively considered. This restructuring may involve the establishment of a new Irish incorporated and tax resident company. Under such a restructuring, it is currently expected that the Fund would hold a profit participating note issued by the new company, and hold no equity interest in the company. The Registrant would supplement the Fund’s summary prospectus, prospectus and SAI to disclose any restructuring, and would file a Rule 485(a) filing at the time of its annual update including disclosure regarding any such restructuring.

Comment (G): Disclose any risks to which the Fund is exposed by virtue of investing up to 15% of its assets in a wholly-owned subsidiary.

Response (G): The Registrant believes that the risks to which the Fund is exposed by virtue of investing up to 15% of its assets in the Irish Subsidiary are addressed in the Fund’s existing principal risk disclosures.

Comment (H): Consider whether it would be appropriate to add a large-cap investment risk in addition to the small- and mid-cap investment risks that are disclosed by the City National Rochdale Equity Income Fund.

Response (H): The Registrant has added the following Item 4 and Item 9 principal risk disclosures, respectively:

“Large-Capitalization Companies – Larger, more established companies may be unable to attain the high growth rates of successful, smaller companies during periods of economic expansion.”

“Large-Capitalization Companies – Larger, more established companies may be unable to attain the high growth rates of successful, smaller companies during periods of economic expansion. In addition, large-capitalization companies may be unable to respond quickly to new competitive challenges, such as changes in technology and consumer tastes, and may be more prone to global economic risks.”

U.S. Securities and Exchange Commission

August 31, 2022

Comment (I): The City National Rochdale Equity Income Fund includes principal risk disclosure regarding investment in underlying funds. To the extent investment by the Fund in other funds is a principal investment strategy of the Fund, this should be disclosed in the Fund’s principal investment strategies.

Response (I): The Registrant has revised the disclosure in the Fund’s principal investment strategies as follows:

The Fund’s equity investments consist primarily of securities of U.S. companies, although the Fund may also invest in securities issued by other investment companies.

4.	Comment: With respect to the Funds’ Agreement and Declaration of Trust, please disclose that any provisions that would limit the rights of shareholders to bring claims will not affect their rights to bring claims under the federal securities laws.

Response: The Registrant has added the following as the final sentence in the “Declaration of Trust” section in the prospectus:

“No provision of the Declaration of Trust will require a waiver of compliance with any provision of, or restrict any shareholder rights granted by, the federal securities laws.”

5.	Comment: Please disclose as a principal risk that the Funds’ Agreement and Declaration of Trust requires a particular forum, and that as a result shareholders may have to bring claims in an inconvenient or less favorable forum.

Response: The Registrant respectfully declines to disclose this as a principal risk of the Funds. The Registrant does not believe that the forum selection provisions in the Funds’ Agreement and Declaration of Trust give rise to the types of risks that are required to be disclosed as “Principal Risks of Investing in the Fund” pursuant to Items 4(b) and 9(c) of Form N-1A. These types of provisions are commonplace in governing documents of both investment companies and operating companies, and a summary of the forum selection provisions is included in the “Declaration of Trust” section of the Funds’ Prospectus. The Registrant has revised the following statement in that section as follows:

“The forum selection provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable or convenient for disputes with Trustees, officers or other agents of the Trust and its service providers.”

The Registrant notes that the Funds’ Agreement and Declaration of Trust is included as an exhibit to and is considered part of the Funds’ registration statement, and is accessible to investors and potential investors on the EDGAR website.

U.S. Securities and Exchange Commission

August 31, 2022

6.	Comment: The Funds’ prospectus includes two different definitions of “duration.” Please reconcile.

Response: The Registrant has revised the disclosure so that “duration” is consistently defined as follows:

“Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates.”

7.	Comment: In the SAI, please add an explanation of why the Funds are adding a new Servicing Class, and how it differs from the existing classes.

Response: The Registrant has added the following disclosure to “The Funds” section of the SAI:

“Effective as of the date of this SAI, the Trust has added Servicing Class shares to each Fund, which were the only series of the Trust that did not previously offer Servicing Class shares. Servicing Class shares of the Funds are available only to clients of managed account programs of City National Bank and the Adviser, and certain retirement plan platforms. Servicing Class shares differ from the Funds’ other share classes in that they are subject to shareholder servicing fees, but they are not subject to distribution fees pursuant to a Rule 12b-1 plan.”

8.	Comment: The following disclosure is included on page 55 of the Funds’ SAI:

“If, after purchase, the credit rating on a security is downgraded or the credit quality deteriorates, or if the maturity is extended, a Fund’s portfolio managers will decide whether the security should be held or sold. Upon the occurrence of certain triggering events or defaults, the investors in a security held by a Fund may become the holders of underlying assets. In that case, the Fund may become the holder of securities that it could not otherwise purchase at a time when those assets may be difficult to sell or can be sold only at a loss.”

Please disclose whether there is any minimum credit rating below which a Fund must sell a holding.

Response: The Registrant has revised the disclosure as follows:

“If, after purchase, the credit rating on a security is downgraded or the credit quality deteriorates, or if the maturity is extended, a Fund’s portfolio managers will decide whether the security should be held or sold. There is no minimum credit rating below which a Fund must sell a security. Upon the occurrence of certain triggering events or defaults, the investors in a security held by a Fund may become the holders of underlying assets. In that case, the Fund may become the holder of securities that it could not otherwise purchase at a time when those assets may be difficult to sell or can be sold only at a loss.”

U.S. Securities and Exchange Commission

August 31, 2022

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If you have any additional questions or comments, please do not hesitate to contact me at (714) 830-0679 or laurie.dee@morganlewis.com.

Very truly yours,

/s/ Laurie A. Dee

Laurie A. Dee